Exhibit 99.1

SANDSTORM GOLD ANNOUNCES CLOSING OF MARIANA ACQUISITION, ADDS HOT MADEN INTEREST TO ROYALTY PORTFOLIO

Vancouver, British Columbia — July 3, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) is pleased to announce that the Scheme of Arrangement (the “Scheme”) to acquire Mariana Resources Limited (“Mariana”) has become effective in accordance with its terms, following the sanction of the Scheme by the Guernsey Court on June 26, 2017 and the delivery of the sanction court order to the Guernsey Registry earlier today. Accordingly, the acquisition has been completed and Mariana has become a wholly owned subsidiary of Sandstorm.

Under the terms of the Scheme, Scheme shareholders on the register at the Scheme Record Time, being 5.00 p.m. (London time) on June 28, 2017 will receive 0.2573 Sandstorm shares and 28.75 pence in cash for each Scheme share held, subject to rounding for fractional entitlements. Sandstorm has made applications to the Toronto Stock Exchange and NYSE MKT for the new Sandstorm shares to be admitted to trading and such admission is expected to occur within 14 days. The total consideration paid was approximately US$175 million including 32,832,813 new Sandstorm shares issued under the Scheme (at a price of US$3.87 as of the close of trading on June 30, 2017) and cash consideration of approximately US$48 million.

— Transaction Highlights

•	100% increase in production for 19% dilution;
o	Hot Maden anchor asset is expected to increase the Company’s attributable gold equivalent ounces to more than 135,000 by 2022, increasing operating cash flow to more than US$100 million (based on a US$1,250 per ounce gold price).
•	Hot Maden is a high-grade, low-cost asset with significant exploration upside;
o	Preliminary Economic Assessment (effective date of March 1, 2017) projects after-tax NPV and IRR of US$1.37 billion and 153% respectively (100% basis) with estimated all-in-sustaining costs of less than $400 per gold equivalent ounce.

o	Indicated Mineral Resource of 3.43 million gold equivalent ounces (7.1 million tonnes at 12.2 grams per tonne gold and 2.3% copper) is based on approximately 15,000 metres of drilling from 52 drill holes using a 0.2 gram per tonne gold equivalent cut-off. More than 60 drill holes have been completed subsequent to the release of the Indicated Resource estimate, with many assay results returning significant mineralization.
o	Total land package is 74 km2 in size with the current focus being a 7 kilometre alteration zone. The majority of the exploration drilling has been over 1 kilometre of the alteration zone and several exploration targets have been identified along strike and parallel to the identified orebody.
•	Majority operator Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey.
o	Lidya is part of a large Turkish conglomerate called Çalık Holding and is currently partnered with Alacer Gold Corp. on several projects in Turkey including the producing Çöpler mine and the development-stage Gediktepe and Kartaltepe projects.
•	Acquisition of Mariana includes exploration properties in Côte d’Ivoire, Turkey, and Argentina. Sandstorm has begun the process to spin-out the exploration properties into a separate public company and will retain net smelter return royalties as well as equity in the spin-out. The spin-out process is expected to be completed within 6 to 12 months and has the potential to add incremental value to the acquisition.

For additional information and management commentary on Hot Maden and the Mariana acquisition, visit http://www.sandstormgold.com/hot-maden-acquisition.

Sandstorm’s President & CEO, Nolan Watson remarked, “Today is an exciting day for Sandstorm shareholders as this deal is truly transformative for the Company. Hot Maden is one of the highest grade undeveloped projects in the world and will add high-margin ounces to Sandstorm’s production profile. Opportunities to acquire anchor assets like Hot Maden are rare and with the exploration potential that we see on the property, we anticipate that our 30% interest will continue to grow in value over time.”

Watson added, “Now that the transaction is closed and we are no longer under the marketing restrictions imposed by the U.K. Takeover Code, we are glad to be able to speak more candidly about Hot Maden and the impact that it will have on Sandstorm’s future growth. Encouragingly, a number of high-profile institutional investors have been building positions in the Company including multi-billion dollar asset managers like Blackrock, Fidelity, MAN GLG, and Setanta Asset Management.”

“We are fortunate to be in a strong financial position with no debt, cash on the balance sheet and an undrawn $110 million credit facility available to us. In the short-term we intend to buy-back our shares but we are also working on a number of acquisition opportunities in order to continue to grow the Company. I encourage all of you to join our upcoming webcast as we will be providing a thorough review of the acquisition rationale and Sandstorm’s plans to continue building shareholder value.”

— Webcast and Conference Call Details

A conference call will be held on Thursday, July 6, 2017 starting at 8:00am PDT to further discuss the acquisition. To participate in the conference call and question and answer period, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8688
North American Toll-Free: (+1) 888 390 0546
Conference ID: 90936462
Webcast URL: http://ow.ly/1bm530dc7ts

— QUALIFIED PERSON

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

To review the complete Hot Maden Preliminary Economic Assessment and other technical information visit www.sedar.com and see the Mariana Resources profile.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 160 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm and of Mariana has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Mariana and Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations

604 689 0234	604 628 1178